

August 8, 2011

Via Facsimile
Kenneth B. Liebscher
Chief Executive Officer
Tiger Oil and Energy, Inc.
7230 Indian Creek Ln. Ste. 201
Las Vegas, NV 89149

> **Re: Tiger Oil and Energy, Inc.**
> **Current Report on Form 8-K/A**
> **Filed May 4, 2011**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-53241**

Dear Mr. Liebscher:

We issued comments to you on the above-captioned filings on July 17, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect that you will submit a supplemental response on EDGAR by August 22, 2011 addressing the outstanding comments.

If you do not respond to the outstanding comments by August 22, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: <u>Via Facsimile</u>
        Harold P. Gewerter, Esq.